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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                                  DYNAGEN, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                    267917607
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                                 (CUSIP Number)

                                  April 3, 1998
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             (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ] Rule 13d-1(b)
         [x]  Rule 13d-1(c)
         [  ] Rule 13d-1(d)

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CUSIP No.  267917607                       13G

1.       Name of Reporting Person

                  Sovereign Partners, L.P.

         I.R.S. Identification No. of Above Person (entities only)

2.       Check the Appropriate Box if a Member of a Group             (a) [    ]
                                                                      (b) [    ]

3.       SEC Use Only

4.       Citizenship or Place of Organization

                  Delaware

Number of Shares           5.   Sole Voting Power

Beneficially                                3,293,829 (see Note A)

Owned by Each              6.   Shared Voting Power

Reporting Person                            N/A

     With                  7.   Sole Dispositive Power

                                            3,293,829 (see Note A)

                           8.   Shared Dispositive Power

                                            N/A

9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                             3,293,829 (see Note A)

10.      Check if the Aggregate Amount in Row 9 Excludes Certain Shares    [ x ]

                  Each member of the Group disclaims beneficial ownership of the shares owned by the other member of the Group or any other investor. See Note A

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11.      Percent of Class Represented by Amount in Row 9

                  13.6% (see Note A)

12.      Type of Reporting Person

                  PN

ITEM 1            (a)      NAME OF ISSUER

                           DYNAGEN, INC.

                  (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                           840 Memorial Drive
                           Cambridge, MA 02139

ITEM 2            (a)      NAME OF PERSON FILING

                           Sovereign Partners, L.P.

                  (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE

                           c/o Citco Fund Services
                           Bahamas Financial Centre
                           3rd Floor, Charlotte & Sherley Street
                           P.O. Box CB-13136
                           Nassau, Bahamas

                  (c)      CITIZENSHIP

                           Delaware

                  (d)      TITLE OF CLASS OF SECURITIES

                           Common Stock, $.01 par value

                  (e)      CUSIP NUMBER

                           267917607

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ITEM 3       If This Statement is Filed Pursuant to Rule 13d-1(b), or
             13d-2(b) or (c), Check Whether the Person Filing is a:

         (a) [ ] Broker or dealer registered under section 15 of the Act

         (b) [ ] Bank as defined in section 3(a)(6) of the Act

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940

         (e) [ ] An investment adviser in accordance with Rule
             13d-1(b)(1)(ii)(E)

         (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

         (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

         (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

         (j) [  ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

         If this statement is filed pursuant to Rule 13d-1(c), check this box[x]

ITEM 4            OWNERSHIP

         (a)      Amount beneficially owned:

                  3,293,829 (see Note A)

         (b)      Percent of class:

                  13.6% (see Note A)


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         (c) Number of shares as to which the person has:

                (i) Sole power to vote or to direct the
                    vote:                                 3,293,829 (see Note A)

                (ii) Shared power to vote or to direct
                     the vote:                            N/A

                (iii) Sole power to dispose or to direct
                      the disposition of:                 3,293,829 (see Note A)

                (iv) Shared power to dispose or to direct
                     the disposition of:                  N/A

ITEM 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  N/A

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  N/A

ITEM 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  See Note A

ITEM 9            NOTICE OF DISSOLUTION OF GROUP

                  N/A

ITEM 10           CERTIFICATION

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired are not being held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        9/30/98
                                       -----------------------------------------
                                                        (Date)

                                       By: Southridge Capital Management LLC, GP

                                       /s/Stephen Hicks
                                       -----------------------------------------
                                                      (Signature)

                                       Stephen Hicks, Pres.
                                       -----------------------------------------
                                                      (Name/Title)

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                                     NOTE A

This Form 13G is filed on behalf of the Reporting Person and Dominion Capital Fund, Limited ("Dominion"), a Bahamas corporation, with an address of principal office at c/o Citco Fund Services, Bahamas Financial Centre, 3rd Floor, Charlotte & Sherley Street, P.O. Box CB-13136, Nassau, Bahamas. Each of the Reporting Person and Dominion disclaims any intent to act in concert with the other; they may be treated as a Group solely for definitional purposes of this Form 13G and accordingly are making this joint filing.

This Form 13G represents ownership of shares of the Common Stock of the Issuer as follows:

     Reporting Person                            1,742,423 shares          7.2%
     Dominion                                    1,551,406 shares          6.4%

In addition, the Reporting Person holds $1,350,000 of the Issuer's Series H Convertible Debentures. Under the terms of the Series H Debenture, it is generally convertible into shares of Common Stock of the Issuer, where conversions are effected at a conversion rate equal to 80% of the average closing bid price of a share of Common Stock of the Issuer during the 5 trading days prior to the conversion1. Such Series H Debenture, however, is not currently convertible into shares of Common Stock of the Issuer by the Reporting Person, because of a provision thereof which restricts its right to convert if, the aggregate conversions would exceed 19.9% of the outstanding shares of Common Stock of the Issuer. Were such restriction not included in the Series H Debenture, the Reporting Person would, based on current market prices of such Common Stock at about $.20 per share, be able to convert the Series H Convertible Debentures into 8,437,500 shares of Common Stock.

In addition, the Reporting Person holds $250,000 of the Issuer's 7% Convertible Debenture Due December 31, 1998. Under the terms of the 7% Debenture, it is generally convertible into shares of Common Stock of the Issuer, where conversions are effected at a conversion rate equal to 80% of the average closing bid price of a share of Common Stock of the Issuer during the 5 trading days prior to the conversion(1). Such 7% Debenture, however, is not currently convertible into shares of Common Stock of the Issuer by the Reporting Person, because of a provision thereof which restricts its right to convert if, after the conversion the holder (together with its affiliates as defined in Rule 144) would beneficially own more than 4.9% of the total issued and outstanding shares of Common Stock of the Issuer. Were such restriction not included in the 7% Debenture, the Reporting Person would, based on current market prices of such Common Stock at about $.20 per share, be able to convert the 7% Convertible Debentures into 1,562,500 shares of Common Stock.

If all of the Series H and the 7% Debentures were convertible and converted, the Reporting Person's and Dominion's total shares would then be 13,293,829 and their percentage ownership interest would then be 38.9% (Reporting Person - 34.4%; Dominion - 4.5%). The exact number of shares which would be issuable to the Reporting Person upon such conversions can not be specified at this time, because the actual conversion rate at the time of any given conversion may be higher or lower.

Each of the Reporting Person and Dominion disclaims any beneficial interest in or voting rights in the shares of Common Stock of the Issuer held by the other or any other holder of shares of the Issuer.

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      (1)The original Debenture terms provided for a conversion rate equal to
67% of such average. The Reporting Party subsequently agreed to an increase in the rate to the stated 80%.

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         Each of the undersigned consents to the filing of the preceding Form
13-G relating to shares of Common Stock of Dynagen, Inc. on its behalf.

Dated: September 30, 1998

                                       SOVEREIGN PARTNERS, L.P.

                                       By: Southridge Capital Management LLC, GP

                                       By: /s/Stephen Hicks
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                                       DOMINION CAPITAL FUND, LIMITED

                                       By: /s/Nina Ray      Carl O'Connell
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